

December 20, 2024

Brian C. Evanko
Chief Financial Officer
The Cigna Group
900 Cottage Grove Road
Bloomfield, CT 06002

>   **Re: The Cigna Group**
>   **Form 10-K for the Fiscal Year Ended December 31, 2023**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2024**
>   **Response dated November 21, 2024**
>   **File No. 001-38769**

Dear Brian C. Evanko:

We have reviewed your November 21, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 22, 2024 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2024

Note 17 - Segment Information, page 32

1.   We note your response to prior comment 6 that you considered the economic characteristics of the Pharmacy Benefits Services and Specialty and Care Services operating segments to be similar and that the aggregation meets the objective and basic principles of segment reporting under ASC 280. Please address the following points:
   • Please elaborate how the aggregation of these two operating segments helps investors understand your performance and assess prospects for future cash flows. In doing so, please consider providing a balanced assessment of both supporting and contradicting evidence such as your communications with investors, industry reports or other analyses by users of your financial statements. For example, we

note from the quarterly investor presentations in 2024 published on your website that your Specialty and Care Services growth ranged from 8% to 12%, while your Pharmacy Benefit Services growth ranged from 2% to 4%. We also note that in your earnings calls, management and analysts discussed the significant growth in your Specialty and Care Services on various occasions.

- Please provide us with the actual margins for each of these two operating segments in historical periods presented in your financial statements and further explain how you analyzed the similarity of the long-term average margins.

- Your response indicates that the historical margins as calculated as pre-tax adjusted income from operations divided by total adjusted revenues ranged from 3% to 5%. Please tell us how you considered the similarity of economic characteristics on both an absolute and relative basis and your basis for expecting the operating segments to exhibit similar long-term financial performance.

2. We note your response to prior comment 6 regarding your aggregation of U.S. Healthcare and International Healthcare operating segments. Please address the following:

    - Your response indicates the historical margins (i.e., pre-tax adjusted income from operations divided by total adjusted revenues) for these operating segments have ranged from the high single digits to the low double digits, and U.S. Healthcare has generally performed at the higher end of that range relative to International Health while management expects further margin convergence over the long-term. Please provide us with the actual margins for each of these two operating segments in historical periods presented in your financial statements and explain how you analyzed the similarity of the long-term average margins, including when you expect convergence to occur over the long-term. As part of your response, please include your consideration of the implementation guidance in ASC 280-10-55-7A.

    - We also note your response indicates that variations in the financial performance of the two operating segments are expected due to factors such as the type of products offered, local regulatory capital requirements, and customer location and demographics. In addition to the economic similarity, please explain how you considered this variation in your analysis of the qualitative factors in ASC 280-10-50-11a to 11e.

Segment Reporting, page 48

3. We note on pages 48 and 49 that your Adjusted SG&A expense ratio by segment is calculated using the applicable segment's selling, general and administrative expenses excluding certain special items. Please tell us whether you believe Adjusted SG&A expense ratio by segment is a non-GAAP measure considering Question 104.03 of the C&DIs on Non-GAAP Financial Measures. Where applicable, include in your future filings a reconciliation to the most directly comparable GAAP measure for each non-GAAP measure and disclose the reasons why management believes such non-GAAP measure provides useful information to investors required by Item 10(e) of Regulation S-K.

Please contact Mengyao Lu at 202-551-3471 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Finance